Cardigant Medical Inc.

1500 Rosecrans Avenue, St 500

Manhattan Beach, CA 90266

February 13, 2013

Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Subject: Response to Information Statement on Schedule 14C

Filed February 5, 2013, File No. 333-176329

Dear Mr. Riedler,

We are in receipt of your comment letter dated February 11, 2013. In response to your comment, we have included a statement affirming that we do not currently have any plans for the additional authorized shares that might be issued. The additional language is as follows: “The Company does not currently have any plans or arrangements to utilize any of the additional authorized shares if increased.”

We have filed the amended document with the updated language. Additionally we acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

/s/ Jerett Creed

President & CEO

Cardigant Medical Inc.